Exhibit 5

June 18, 2004

The J.M. Smucker Company

Strawberry Lane

Orrville, Ohio 44667

Re:	1,032,520 Common Shares, Without Par Value, of the Company Issued Pursuant to the Plans (as defined below)

Ladies and Gentlemen:

We are acting as counsel for The J.M. Smucker Company, an Ohio corporation (the “Company”), in connection with the issuance and sale of up to 1,032,520 common shares, without par value, of the Company (the “Shares”) pursuant to the Amended and Restated 1986 Stock Option Incentive Plan of the J.M. Smucker Company, the Amended and Restated 1989 Stock-Based Incentive Plan of the J.M. Smucker Company and the Amended and Restated 1997 Stock-Based Incentive Plan of the J.M. Smucker Company (collectively, the “Plans”).

In rendering this opinion, we have examined such documents, records and matters of law as we have deemed necessary for purposes of this opinion. Based upon the foregoing and subject to the qualifications and limitations stated herein, we are of the opinion that:

1. The Shares are duly authorized and, when issued and delivered pursuant to the terms of the Plans against payment of the consideration therefor as provided therein, will be validly issued, fully paid and nonassessable.

2. When issued in accordance with the terms of the Amended and Restated Rights Agreement, dated as of August 28, 2000, as amended, by and between the Company and Computershare Investor Services, LLC, successor to Harris Trust and Savings Bank, as Rights Agent (the “Rights Agreement”), the Rights (as defined in the Rights Agreement) will be validly issued.

Our examination of matters of law in connection with the opinions expressed herein has been limited to, and accordingly our opinions herein are limited to, the corporation laws of the State of Ohio. We express no opinion with respect to any other law of the State of Ohio or any other jurisdiction.

The opinion set forth in paragraph 2 is limited to the valid issuance of the Rights under the corporation laws of the State of Ohio. We do not express any opinion herein with respect to any other aspect of the Rights, the effect of equitable principles or fiduciary considerations relating to the adoption of the Rights Agreement or the issuance of the Rights or the enforceability of any particular provisions of the Rights Agreement. In rendering the opinion set forth in paragraph 2 above, we have assumed that the Directors of the Company have acted and will act in the good faith exercise of their business judgment with respect to the authorization of the issuance of the Rights and the execution of the Rights Agreement.

In rendering the opinion set forth in paragraph 2 above, moreover, we note that our research indicates that there are no reported decisions applying Ohio law concerning the authorization or issuance of securities substantially similar to the Rights. In the absence of directly applicable judicial authority, we have considered the pertinent provisions of Ohio corporation law and the decisions of courts applying the laws of other jurisdictions to analogous factual situations. Although such decisions may be persuasive to Ohio courts, they have no binding precedential effect.

We hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement on Form S-8 (the “Registration Statement”) filed by the Company to effect registration of the Shares under the Securities Act of 1933 (the “Act”). In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Jones Day

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